Exhibit 3.1

CERTIFICATE OF INCORPORATION
OF
ENCORE WIRE CORPORATION

     FIRST:     The name of the Corporation is Encore Wire Corporation.

     SECOND:     The address of its registered office in Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19601, and the name of its registered agent at such address is The Corporation Trust Company.

     THIRD:     The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

     FOURTH:     The total number of shares of all classes of stock which the Corporation shall have authority to issue is Forty-Two Million (42,000,000), consisting of:

(i)	Two Million (2,000,000) shares, par value $.01 per share, to be designated “Preferred Stock”; and

(ii)	Forty Million (40,000,000) shares, par value $.01 per share, to be designated “Common Stock”.

A complete statement of the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each class of capital stock of the Corporation is set forth below:

     Section 1.     Voting Rights.

     (a)     Convertible Preferred Stock. Except as otherwise provided by law or in Section 6 below, the holders of Convertible Preferred Stock shall have no right or power to vote on any question or in any proceeding.

     (b)     Common Stock. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder’s name on the books of the Corporation on the record date for the determination of stockholders entitled to notice of and to vote at any annual or special meeting of stockholders.

     Section 2.     Dividends.

     (a)     Convertible Preferred Stock. Dividends may be paid to the holders of record of outstanding shares of Convertible Preferred Stock when and as declared by the Board of Directors of the Corporation from time to time out of the funds of the Corporation at the time legally available therefor.

     (b)     Common Stock. Dividends may be paid to the holders of record of outstanding shares of Common Stock when and as declared by the Board of Directors of the Corporation from time to time out of the funds of the Corporation at the time legally available therefor; provided, however, that no dividend (other than a dividend of shares of Common Stock) may be paid on the outstanding Common Stock unless a dividend of an equal amount per share is at the same time paid on the outstanding shares of the Convertible Preferred Stock. If the number of shares of Common Stock outstanding at any time after the date of issuance of the Convertible Preferred Stock is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then no dividends (other than a dividend of shares of Common Stock) shall be paid on the outstanding Common Stock unless a dividend is paid on the outstanding shares of the Convertible Preferred Stock in a per share amount equal to the product of the amount of the per share dividend proposed to be paid on the Common Stock multiplied by the percentage that the amount of outstanding shares of Common Stock immediately after the stock dividend, subdivision or split-up is of the amount of outstanding shares of Common Stock immediately prior to such stock dividend, subdivision or split-up.

     Section 3.     No Redemption. The outstanding shares of Convertible Preferred Stock and the outstanding shares of Common Stock of the Corporation shall not be callable or redeemable by the Corporation. Any shares of Convertible Preferred Stock or Common Stock otherwise purchased or acquired by the Corporation shall have the status of treasury shares until such time as the shares are cancelled pursuant to the provisions of the General Corporation Law of the State of Delaware.

     Section 4.     Preference on Liquidation, Dissolution or Winding Up.

     (a)     Definition. A consolidation or merger of the Corporation, a sale or transfer of substantially all of its assets as an entirety or any purchase or redemption of stock of the Corporation of any class, shall not be regarded as “liquidation, dissolution or winding up of the affairs of the Corporation” within the meaning of this Section 4.

     (b)     Distribution of Assets. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of Convertible Preferred Stock then outstanding shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders, and before any distribution of any assets to the holders of Common Stock, a preferential liquidating payment equal to One Dollar ($1.00) per share of Convertible Preferred Stock.

     (c)     Partial Payments to be Made Ratably. If, in the event of any such liquidation, dissolution or winding up of the Corporation, the assets available for distribution to the stockholders of the Corporation are insufficient to permit the payment of the full preferential liquidating payment to the holders of outstanding Convertible Preferred Stock, the entire amount of such assets shall be distributed ratably to the holders of the outstanding Convertible Preferred Stock of the Corporation in proportion to the full preferential amounts to which they are respectively entitled.

     (d)     Distribution to Holders of Common Stock. If upon such liquidation, dissolution or winding up, the assets of the Corporation are sufficient to permit the payment of $1.00 per share to each holder of Convertible Preferred Stock, then the remainder of the assets of the Corporation, if any, after the distributions as aforesaid shall be distributed and divided (i) among the holders of Convertible Preferred Stock and Common Stock then outstanding so that each such holder receives the same per share distribution (unless the number of shares of Common Stock outstanding is increased as described in (ii) below) or (ii) if the number of shares of Common Stock outstanding at any time after the date of issuance of the Convertible Preferred Stock is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then among the holders of Convertible Preferred Stock and Common Stock then outstanding with each holder of Convertible Preferred Stock getting a per share distribution equal to the product of the distribution to be paid for each share of Common Stock multiplied by the percentage that the amount of outstanding shares of Common Stock immediately after the stock dividend, subdivision or split-up is of the amount of outstanding shares of Common Stock immediately prior to such stock dividend, subdivision or split-up.

     Section 5.     Conversion Right. The Convertible Preferred Stock shall be convertible into Common Stock as follows:

     (a)     Optional Conversion. Subject to and upon compliance with the provisions of this Section 5, the holder of any shares of Convertible Preferred Stock shall have the right at such holder’s option, at any time or from time to time, from and after the date of original issuance thereof, to convert all or any part of such holder’s shares of Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock upon the terms hereinafter set forth.

     (b)     Number of Shares. Each share of Convertible Preferred Stock shall be convertible into one share of Common Stock, subject to adjustment as described in subsection 5(e) .

     (c)     Mechanics of Conversion. The holder of any shares of Convertible Preferred Stock may exercise the conversion right specified in subsection 5(a) by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by written notice stating that the holder elects to convert all, or a specified portion of, the shares represented thereby. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and certificates for shares is made, and any such date is referred to herein as the “Conversion Date”. Subject to the provisions of clause (v) of subsection 5(e), as promptly as practicable thereafter the Corporation shall issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled rounded up to the next whole share as provided in subsection 5(d). Subject to the provisions of clause (v) of subsection 5(e), the person in whose name the certificate or certificates of Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date.

     (d)     Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Convertible Preferred Stock. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Convertible Preferred Stock, the number of full shares of Common Stock issuable upon conversion thereof shall be increased to the next higher number of whole shares.

     (e)     Conversion Adjustments. The securities or other property deliverable upon conversion of the Convertible Preferred Stock shall be subject to adjustment from time to time as follows:

     (i)     Stock Dividends. If the number of shares of Common Stock outstanding at any time after the date of issuance of the Convertible Preferred Stock is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then immediately after the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend or the effective date of such subdivision or split-up, as the case may be, the number of shares of Common Stock into which each share of Convertible Preferred Stock is convertible shall be increased so that the holder of any shares of Convertible Preferred Stock thereafter converted shall be entitled to receive the number of shares of Common Stock of the Corporation which he would have owned immediately following such action had such shares of Convertible Preferred Stock been converted immediately prior thereto.

     (ii)     Combination of Stock. If the number of shares of Common Stock outstanding at any time after the date of issuance of the Convertible Preferred Stock is decreased by a combination or reverse stock split of the outstanding shares of Common Stock, then, immediately after the effective date of such combination or reverse stock split, the number of shares of Common Stock into which each share of Convertible Preferred Stock is convertible shall be decreased so that the holder of any shares of Convertible Preferred Stock thereafter converted shall be entitled to receive the number of shares of Common Stock of the Corporation which he would have owned immediately following such action had such shares of Convertible Preferred Stock been converted immediately prior thereto.

     (iii)     Reorganizations. In case of any capital reorganization of the Corporation, or of any reclassification of the Common Stock, or in case of the consolidation of the Corporation with or the merger of the Corporation with or into any other person or of the sale, lease or other transfer of all or substantially all of the assets of the Corporation to any other person, or in the case of any distribution of cash or other assets (other than the distributions provided for in subsection 2(b) and subsection 4(d) of this Article) or of notes or other indebtedness of the Corporation or any other securities of the Corporation (except Common Stock) to the holders of its Common Stock, each share of Convertible Preferred Stock shall, after such capital reorganization, reclassification, consolidation, merger, sale, lease or other transfer or such distribution, be convertible into the number of shares of stock or other securities or property to which the Common Stock issuable (at the time of such capital reorganization, reclassification, consolidation, merger, sale, lease or other transfer or such distribution) upon conversion of such share of Convertible Preferred Stock would have been entitled upon such capital reorganization, reclassification, consolidation, merger, sale, lease or other transfer or such distribution in place of (or in addition to, in the case of any such event after which Common Stock remains outstanding) the shares of Common Stock into which such share of Convertible Preferred Stock would otherwise have been convertible; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holders of the shares of Convertible Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any share of stock or other securities or property thereafter deliverable on the conversion of the shares of Convertible Preferred Stock.

     (iv)     Rounding of Calculations; Adjustments. All calculations under this subsection 5(e) shall be made to the nearest one-thousandth (1/1000th) of a share. If the events described in (i), (ii) or (iii) of this subsection 5(e) occur more than once, the procedures in those clauses shall be repeated so that each holder of Convertible Preferred Stock is left with in substance the same economic conversion rights that such holder had prior to the occurrence of the events described in (i), (ii) or (iii).

     (v)     Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this subsection 5(e) shall require that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event issuing to the holder of any share of Convertible Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock or other property issuable or deliverable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock or other property issuable or deliverable upon such conversion before giving effect to such adjustment; provided, however, that the Corporation upon request shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares or other property, upon the occurrence of the event requiring such adjustment.

     (f)     Statement Regarding Adjustments. Whenever there is an adjustment as provided in subsection 5(e), the Corporation shall forthwith file, at the office of any transfer agent for the Convertible Preferred Stock and at the principal office of the Corporation, a statement showing in detail the facts requiring such adjustment and the conversion ratio that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of shares of Convertible Preferred Stock at such holder’s address appearing on the Corporation’s records. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of subsection 5(g).

     (g)     Notice to Holders. In the event the Corporation shall propose to take any action of the type described in clause (i), (ii) or (iii) of subsection 5(e), the Corporation shall give written notice to each holder of shares of Convertible Preferred Stock, in the manner set forth in subsection 5(f), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the conversion ratio and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of shares of Convertible Preferred Stock. In the case of any action which would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action.

     (h)     Costs. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock of the Corporation or other securities or property upon conversion of any shares of Convertible Preferred Stock; provided, however, that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares or securities in the name other than that of the holder of the shares of Convertible Preferred Stock in respect of which such shares are being issued.

     (i)     Reservation of Shares. The Corporation shall reserve at all times so long as any shares of Convertible Preferred Stock remain outstanding, free from preemptive rights, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of shares of Convertible Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Convertible Preferred Stock and set aside and keep available any other property deliverable upon conversion of all outstanding shares of Convertible Preferred Stock.

     (j)     Approvals. If any shares of Common Stock or other securities to be reserved for the purpose of conversion of shares of Convertible Preferred Stock require registration with, or approval of, any governmental authority under any Federal or state law before such shares or other securities may be validly issued or delivered upon conversion, then the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be.

     (k)     Valid Issuance. All shares of Common Stock or other securities which may be issued upon conversion of the shares of Convertible Preferred Stock will upon issuance by the Corporation be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof and the Corporation shall take no action which will cause a contrary result.

     (l)     Each share of Convertible Preferred Stock shall be automatically converted into one share of Common Stock, subject to adjustment as described in subsection 5(e), concurrently with the receipt by the Corporation of the proceeds from the issuance of any debt or equity securities of the Corporation issued pursuant to a registration statement filed under the Securities Act of 1933, as amended, provided, that the Corporation receives no less than $5,000,000 in net proceeds pursuant to the offering.

     Section 6.     Limitations. So long as any shares of Convertible Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of Convertible Preferred Stock, voting as a class, (a) create, authorize or issue any class of stock ranking either as to payment of dividends or distribution of assets senior to or on parity with the Convertible Preferred Stock; (b) change the preferences, rights or limitations with respect to the Convertible Preferred Stock, in any material respect prejudicial to the holders thereof; or (c) increase the number of outstanding shares of Convertible Preferred Stock by a stock dividend payable in shares of Convertible Preferred Stock or by a subdivision or split-up of shares of Convertible Preferred Stock, or decrease the number of shares of Convertible Preferred Stock outstanding by a combination or reverse stock split of the outstanding shares of Convertible Preferred Stock.

     FIFTH:     The name and address of the incorporator of the Corporation is David L. Emmons, 3300 First City Center, 1700 Pacific Avenue, Dallas, Texas 75201.

     SIXTH:     The number of directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. The names and addresses of the persons who are to serve as its directors until the first annual meeting of its stockholders, and until their respective successors are duly elected and qualified, are as follows:

Name	Address
Vincent A. Rego	407 Thompson Drive Richardson, Texas 75080

Donald M. Spurgin	178 Skyline Plano, Texas 75074

A. A. Gingel	31010 San Clamente Hayward, California 94920

James Mitchell	186 St. Thomas Way Paradise Key Tiberon, California 94920

Jack O’Neill	4410 West 82nd Trail Prairie Village, Kansas 66208

     SEVENTH:     To the fullest extent permitted by applicable law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which such director derived an improper benefit.

     Notwithstanding the foregoing provisions of this Article, if the General Corporation Law of the State of Delaware is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

     Any repeal or amendment of this Article, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article, by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of this Corporation existing at the time of such repeal, amendment or adoption of an inconsistent provision.

     EIGHTH:     In furtherance and not in limitation of the powers conferred by applicable law, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

     NINTH:     If the General Corporation Law of the State of Delaware, as amended, requires the approval of an action of the Corporation by the holders of a majority or a higher percentage of the outstanding stock of the Corporation entitled to vote thereon, the approval of the holders of at least two-thirds of the outstanding stock of the Corporation entitled to vote thereon shall be required for such action.

     TENTH:     The Corporation shall not take action by written consent of less than all the stockholders entitled to vote on such action.

     AS AMENDED through the 20th day of July, 2004.

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